Mail Stop 3561

March 6, 2007

Raymond F. Lancy
Chief Financial Officer
Bridgford Foods Corporation
1308 North Patt Street
Anaheim, CA 92801

> **Re:** **Bridgford Foods Corporation**
> **File No. 0-2396**
> **Form 10-K: For the Fiscal Year Ended November 3, 2006**

Dear Mr. Lancy:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended November 3, 2006

Item 7: Management's Discussion & Analysis, page 9

1. Reference is made to note 7 (Segment Information) whereby we note that in each of the last three fiscal years the "Frozen Food" segment generated significant net income before tax while the "Refrigerated & Snack Food" segment incurred significant net loss before tax. In addition, your MD&A is primarily presented on a consolidated result of operations discussion with limited segment discussion solely pertaining to segment sales. As there is significant variance in each segment's results of operations as well as the liquidity & capital resources requirements for each segment, please expand your disclosure in MD&A to

provide a segment analysis discussion in accordance with Item 303(a) of Regulation S-K and Section 501.06 of the Codification of Financial Reporting Releases (i.e. FRR -36).

This segment analysis should provide a discussion of each segment's results of operations and the significant cash requirements of each segment. In this discussion, we encourage you to provide an executive-level overview section that includes the most important matters on which management focuses in evaluating financial condition and operating performance of each segment. Among other disclosures, you should include insight into material opportunities, challenges and risks from known material trends and uncertainties as well as actions the company is taking to address these items within each segment. Also refer to the guidance in FRR-72 (Release No. 33-8350). Please revise accordingly.

Liquidity and Capital Resources, page 11

2. We note that the expected project completion date for the new production line has been moved forward into fiscal year 2008. Please discuss the anticipated additional capital requirement necessary to launch this line by quantifying the amount of funds that have been allocated to complete this project.

Note 1: Significant Accounting Policies

Cash Equivalents, page 25

3. We note that you classify "Auction Rate Securities" within cash equivalents on your consolidated balance sheet and statement of cash flows. With respect to these securities, we understand they are long-term variable rate bonds tied to short-term interest rates that reset through a "Dutch auction' process which typically occur every 7-35 days and the holder can participate in the auction and liquidate the securities to prospective buyers through a broker/dealer, but they do not have the right to put the security back to the issuer.

Although auction rate securities are considered highly liquid by market participants because of the auction process, we believe that these securities do not meet the definition of cash equivalents in paragraphs 8 and 9 of SFAS 95 because auction rate securities have long-term maturity dates and there is no guarantee the holder will be able to liquidate its holdings. Furthermore, the staff's view was affirmed in a October 5, 2005 FASB Board meeting where the FASB considered whether to possibly change the above guidance and decided such action was not necessary. Therefore, auction rate securities should not be classified as a cash equivalent on your consolidated balance sheet and please refer to SFAS No. 115 to determine the proper accounting for these securities. In addition, presentation of cash flows from auction rate securities in the consolidated statements of cash flows should follow the guidance in paragraph 18 of SFAS No. 115.

Accordingly, please restate your consolidated financial statements in an amendment to your Form 10-K for the fiscal year ended November 3, 2006. This amendment should be filed within fifteen business days. In this regard, your restated financial statement should provide the disclosures required by paragraph 26 of SFAS No. 154 as well as an explanatory paragraph in the revised auditor's report in accordance with the guidance in paragraph 12 of Section 420 in the Codification of Statements of Auditing Standards.

Inventories, page 25

4. Reference is made to inventories whereby it is your largest asset on your consolidated balance sheet comprising in excess of 25% of your total consolidated assets at each annual balance sheet date. In view of the materiality of this asset, we believe your significant accounting policy for inventories is vague and non-descriptive. Please significantly expand the accounting policy for inventories to address how market is determined as well as the methodology on evaluating and recognizing impairment. Among other disclosures that may be required in expanding your accounting policy for inventories, we note some specific items that you should consider below.

   If in deriving market value you are using a "net realizable value" (i.e. selling price less costs of disposal) approach as described in ARB #43 (Chapter 4 – Statement 6), your disclosure should not solely address how market is determined but also the nature and types of disposal costs included in deriving market value. For example, disposal costs could include handling, packing, transportation, commissions, other types of direct sales expenses as well as other costs identified with the sale of products. In addressing the basis for determining impairment on inventories, you should provide whether impairment is based on each separate product item in inventory, total of components of each major product category or some other method considered appropriate under GAAP. Please revise your accounting policy, accordingly.

Selling, General, and Administrative, page 10

5. We note that you attribute part of the change in SG&A costs to a significant reduction in the provision for doubtful accounts receivable. We also note that the balance has been steadily decreasing in the prior three years. Please provide a discussion on the factor(s) causing this change and whether you believe these circumstances are temporary or indicative of future conditions.

Note 7: Segment Information, page 34

6. Please present revenues from external customers for each group of similar products in accordance with paragraph 37 of SFAS 131. For example, provide

the amount of revenue generated from the Bridgford Monkey Bread products, or at another aggregation level you deem appropriate.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3816 with any questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant